

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Andrew Scharf
Chairman and President
AF Acquisition Corp.
139 North County Road
Floor 2, Suite 35
Palm Beach, FL 33480

**Re: AF Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 27, 2021
CIK No. 0001841661**

Dear Mr. Scharf:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 27, 2021

Summary
Our Business Combination Process, page 11

1. We note that you disclose here that if you seek to complete an initial business combination with a company that is affiliated with AF Ventures, Scharf Brothers, Mistral Equity Partners or your officers or directors, you, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or another independent entity that commonly renders valuation opinions that your initial business combination is fair to your company from a financial point of view. Please revise your disclosure throughout your filing to clarify the circumstances in which

you will obtain such an opinion. In this regard, you state on pages 10 and 102 that you will obtain an opinion under these circumstances "to the extent required by applicable law or based upon the direction of our board of directors or a committee thereof."

The Offering, page 14

2.   We note your disclosure that prior to the consummation of your initial business combination, only holders of your Class B common stock will have the right to vote on the election of directors. Please disclose whether the company will be a controlled company as defined under Nasdaq's rules. If so, disclose whether the company will utilize related corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include related risk factor disclosure.

Risk Factors
Our independent registered public accounting firm's report contains..., page 41

3.   Disclosure here and on page 183 of your submission state that your independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about your ability to continue as a going concern. However, it does not appear that a going concern explanatory paragraph is included in the audit report presented in your submission. Please obtain and file a revised audit report or revise your disclosure as necessary.

Risk Factors
In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions... , page 61

4.   Expand your disclosure to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that you amend your charter or governing instruments to extend the time to consummate an initial business combination.

Our warrant agreement will designate the courts of the State of New York..., page 70

5.   We note your disclosure that your warrant agreement will provide that, subject to applicable law, any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. However, we also note your disclosure in this risk factor that the warrant agreement provides that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. Please revise to clarify the terms of your forum selection provision in the warrant agreement as it relates to actions arising under the

Securities Act. If your forum selection provision in the warrant agreement selects the federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

 You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Yuan, Esq.